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                             May 18, 2022

       Dylan Bramhall
       Chief Financial Officer
       Sunoco LP
       8111 Westchester Drive, Suite 400
       Dallas, Texas 75225

                                                        Re: Sunoco LP
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 18,
2022
                                                            File No. 001-35653

       Dear Mr. Bramhall:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Operating Metrics and Results of Operations , page 39

   1. We note your presentation of consolidated and segment gross profit excludes charges for depreciation,
amortization, and accretion. Your current disclosure of gross profit on a consolidated basis
outside of the segment footnote is a non-GAAP measure. Please revise your disclosure
to present a reconciliation for this non-GAAP measure to the most directly comparable
GAAP measure, i.e. gross profit that includes depreciation,
                                                        amortization, and
accretion. See Item 10(e) of Regulation S-K.
       INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
       19. Segment Reporting , page F-30

   2. You report Adjusted EBITDA, which you disclose is the Partnership's segment measure of performance, gross
profit, operating income and net income for each of your reportable
 Dylan Bramhall
Sunoco LP
May 18, 2022
Page 2
         segments. If your chief operating decision maker uses only one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, segment profit or loss shall be reported for that measure only. If the chief operating decision maker uses more than one measure of a segment's profit or loss, the reported measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in the public entity's consolidated financial statements. Refer to ASC 280-10-50-
         28.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Branch Chief at (202) 551-3752 with any questions.



FirstName LastNameDylan Bramhall                             Sincerely,
Comapany NameSunoco LP
                                                             Division of
Corporation Finance
May 18, 2022 Page 2                                          Office of Energy &
Transportation
FirstName LastName